Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 14, 2013

Relating to Preliminary Prospectus dated November 1, 2013

Registration No. 333-191437

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 1, 2013 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-191437) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link http://www.sec.gov/Archives/edgar/data/1416792/000119312513441037/d545667ds1a.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common Stock offered by us:	6,850,000 shares (or 7,877,500 shares if the underwriters exercise their over-allotment option in full)

Common Stock to be outstanding after this offering:	28,674,957 shares (or 29,702,457 shares if the underwriters exercise their over-allotment option in full)

Expected initial public offering price per share:	$12.00 per share

Potential purchases by existing stockholders:

Certain of our existing investors, including a limited partner of two of our existing investors, have indicated an interest in purchasing an aggregate of up to approximately $20.0 million in shares of our common stock in this offering at the initial public offering price. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

If such entities purchase all shares they have indicated interests in purchasing, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 77.8% of our outstanding voting stock upon the closing of this offering (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options).

Use of Proceeds:	We estimate that we will receive net proceeds of approximately $73.1 million from the sale of the shares of common stock in this offering, based upon the expected initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $84.6 million.

We currently expect to use our net proceeds from this offering as follows:

	•	approximately $10.0 to $15.0 million for development costs relating to the validation of our commercial manufacturing process and other expenses related to preparing for commercial production of patiromer;

	•	approximately $20.0 to $25.0 million for manufacturing commercial supply of patiromer;

	•	approximately $10.0 to $15.0 million for development costs to prepare and submit our New Drug Application for patiromer, and to support our activities during the FDA’s review and approval process;

	•	approximately $5.0 to $10.0 million for pre-commercialization marketing activities for patiromer; and

	•	any remaining proceeds for working capital and general corporate purposes.

Each $1.00 increase (decrease) in the expected initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $6.4 million, assuming that the number of shares offered by us remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $11.2 million, assuming the expected initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

Pro forma as adjusted balance sheet data:

Based upon the expected initial public offering price of $12.00 per share, as of September 30, 2013, on a pro forma as adjusted basis, cash, cash equivalents and short term investments would have been approximately $89.6 million, working capital would have been approximately $74.0 million, total assets would have been approximately $99.1 million and total stockholders’ equity would have been approximately $68.4 million.

Each $1.00 increase (decrease) in the expected initial public offering price of $12.00 per share would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $6.4 million, assuming that the number of shares offered by us remains the same. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $11.2 million, assuming the expected initial public offering price per share remains the same.

Pro forma as adjusted capitalization:	Based upon the expected initial public offering price of $12.00 per share, as of September 30, 2013, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $287.9 million, total stockholders’ equity would have been approximately $68.4 million and total capitalization would have been approximately $82.0 million.

Dilution:

After giving effect to the sale of 6,850,000 shares of common stock in this offering at the expected initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2013 would have been approximately $68.4 million, or $2.38 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.60 to our existing stockholders, compared to pro forma net tangible book value per share and an immediate dilution of $9.62 to investors purchasing shares in this offering. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $2.69 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $9.31 per share.

Investors purchasing shares of common stock in this offering will have purchased approximately 23.9% of our outstanding common stock immediately following the completion of this offering (or 26.5% if the underwriters exercise their over-allotment option in full) and will have contributed approximately 29.8% of the total consideration paid for our common stock (or 32.8% if the underwriters exercise their over-allotment option in full).

Relypsa, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Relypsa has filed with the SEC for more complete information about Relypsa and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Relypsa, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; telephone: 866-718-1649; email: prospectus@morganstanley.com; and BofA Merrill Lynch, 222 Broadway, New York, New York, 10038, Attn: Prospectus Department or email: dg.prospectus_requests@baml.com.